Andrew D. Bulgin

410.576.4280

Fax 410.576.4196

abulgin@gfrlaw.com

May 23, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Katelyn Donovan

Re:	Farmers and Merchants Bancshares, Inc. Registration Statement on Form S-1 (File 333-217918) Cancelation of Request for Acceleration of Effective Date

Ladies and Gentlemen:

On May 18, 2017, Farmers and Merchants Bancshares, Inc. (the “Company”) submitted a request that the effective date of the above-referenced registration statement be accelerated to 10:00 a.m. on May 22, 2017. In that request, the Company noted that any change to the schedule for effectiveness could be communicated to the Staff by the undersigned. In light of the undersigned’s telephone conversations with the Staff’s Katelyn Donovan on May 22, 2017, the Company intends to file a Pre-Effective Amendment No. 1 to the registration statement on or about May 24, 2017 to include interim financial statements and related disclosure for the quarter ended March 31, 2017. Accordingly, please cancel the Company’s request for acceleration.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin